MEMORANDUM
DATE: October 14, 1999
TO: File
FROM: Lisa Slouffman
RE: Item 77(h): Form N-SAR for Fidelity Oxford Street Trust

As of the public offering of shares of Fidelity Four-in-One Index Fund on July 7, 1999, 100% of the fund's total outstanding shares was held by Fidelity Management & Research Company (FMR).
As of August 31, 1999, FMR held less than 1% of the fund's total outstanding shares, and can no longer be considered to be a controlling person of the fund.